Exhibit 99.2

Exhibit 99.2

Corporate Overview

November 2016

Cautionary Statement Regarding Forward

Looking Statements

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including, without limitation, statements regarding our business strategy, expected growth of Visa QIWI Wallet, payment volume growth, and growth in the Company’s distribution network.

These forward looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, changes in regulation, QIWI’s ability to grow Visa QIWI Wallet, and QIWI’s ability to expand geographically.

The foregoing risk factors are not exhaustive. You should carefully consider the foregoing factors and other risks and uncertainties that affect the business of QIWI described under the caption “Risk Factors” in QIWI’s

Registration Statement on Form F-1 and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless QIWI is required to do so by law.

QIWI’s Key Milestones and Track-record of Innovation

QIWI has been leading payments innovation in Russia and the CIS

Prepaid

Self-mobile Push QIWI FinTech

1999 2003 2006 Service 2008 2016+ SOVEST Future top-up Payments Wallet disruption kiosks cards

Key milestones of QIWI development

QIWI reaches Launch of 15 mln active SOVEST QIWI Bank VQW users joins the Acquisition of Contact and QIWI Mobil Group QIWI IPO on Rapida Wallet Nasdaq launched First Visa 2016 2015 QIWI Card 2014 issued 2013 QIWI brand 2012 established 2011 2010 2009 2008 2007

QIWI is an Integrated Multi-channel Network Providing

Next Generation Payment Services

Self-Service Kiosks Money Remittance Electronic Wallet

Convert Cash Transfer Cash or Access and Pay with Electronic into “Electronic Money” Electronic Money Money Online

QIWI Enables Consumers and Merchants to Use and Accept Electronic Payments via highly synergetic omni channel infrastructure

Pay Bills Top Up Mobile Phone Shop Online/Via Get and Load a Mobile Prepaid Card Send Money Pay with Mobile Phone Multi Level Marketing Repay Loans Make Utility Send Social Media Payments Gifts Pay in online games Many More…

With Massive Adoption, Brand Recognition and Ubiquitous Presence

16+

163k+ 12k+ 6k+ million

Kiosks and Terminals1 Active Wallet Accounts2 Merchants1 Agents1

58+ million customers using our network at least once a month

Over RUB71 billion cash and electronic payments going through our system monthly

1 On a 1 months basis 2 On a 12 months basis

Offering a Broad Range of Channels and Interfaces

Kiosks and Visa Qiwi Qiwi Visa Money Merchant Terminals Wallet Card Remittance check out

   Ubiquitous    Pay for goods    Pay for any    Send money    Accept market presence and services goods and through money electronic online – mobile services remittance payment from a    Pay for goods app or web anywhere Visa companies broad customer and services cards are base offline in a    Send Money    Via card to card accepted convenient through various transfers and    Use the location channels   Use our Priority Qiwi Transfer convenient package app cabinet   Top Up the    Pay in retail with Wallet HCE technology   From Wallet to    Advertise    Wallet through our Send Money   Tie up cards and bank accounts   platforms In messenger apps with Qiwi   Settle invoices PayBoard

Benefiting from Favorable Secular Trends

Favorable Secular Trends

yesterday	**High Cash Usage and the need to digitize cash**	**Russia and the CIS are primarily cash economies** – c. 80 % of Payments are cash – 72% of card transactions are cash withdrawals[1]
today	**Fast Growth of online payments and e-commerce**	**Rapid growth in online payments** – Digital payment transaction volume to double by 2020 and reach 10% of consumer expenditures in Russia[2]
tomorrow	**Mass adoption of mobile devices**	**Increasing smartphone penetration promotes usage of e-services** – Smartphone penetration in Russia was estimated to reach 45%, compared to the geographies like the US where mobile penetration is as high as 72%[3] – By 2018 smartphone penetration in Russia is forecasted to reach 54%[4]

QIWI is Well-Positioned to Continue to Benefit from High Growth Secular Trends in the Markets it Serves

[1] Central Bank of Russia data as of 30.06.2016
[2] Source: Statista; data as of June 2016
[3] As of 2015, Spring 2015 Global Attitudes Survey; Q71, Q72
[4] ZenithOptimedia's annual New Media Forecast

6

We Services a Wide and Growing Range of Markets

Resilient business model Diversified payment volume and net revenue mix

   Highly resilient and diversified volume Payment volume mix

E-Commerce Financial service money remittances Telecom other base 8% 9% 11% 9%

   Adaptive monetization strategies 25%

29% 39% 47%

   Innovation-driven highly technological 20%

19%

products 6% 10%

31%

   Opportunities to increase market share 27% 30% 28% in current verticals through better and

11% 12% 13% 16%

more diversified service offerings to

2013 2014 2015 9M 2016

merchants and customers

Adjusted net revenue mix

e-Commerce Financial services

7% 6% 7% 5% 10% 18% 13% 31% 26% 15% 24% 10%

18%

30% 18% 23%

Money remittances Telecom

38% 41% 28% 31%

2013 2014 2015 9M 2016

QIWI is Focused on Disrupting the Market with Omni Channel Infrastructure

Access, Obtain and Use Funds in an affordable, convenient and transparent way

©

Top up with Tie Bank Get 3rd party Use Installment Accept P2P Receive Gains Cash accounts and loans Products transfers debit cards

IN

Innovative OUT Service Platform

Pay for goods and Pay for goods and Remit money Pay Bills Invest Funds services online services Offline

SOVEST

PRODUCT

SOVEST is a first large-scale payment-by installments card system in Russia developed to help consumers to get easy and transparent access to funds and purchase a wide range of goods and services they need

SOVEST business model presumes that the Lender earns money from the retail partners sharing their sales profits with SOVEST and not from the customers paying interest, while Customer gets Shops with the Repays in 1 to

Lender carries all non-payment risks an installment partnered 12 equal card merchant installments

Customer case Merchant case

Accessible credit card proxy – funds for necessary goods, New customers packaged in a solution that excels all current market Incremental purchases – easily available credit for offerings customers will lead to impulse purchases and increase

Advantages compared to traditional credit cards: RFM factors

  No interest on customer side, no overpayments Solution for under credited retail segments - our product  Revolving credit limit allows segments such as fast moving consumer goods and  Single-time credit limit setup with multiple usage petrol stations to provide their customers with a credit  Easy to understand installment usage opportunity

Advantages compared to payment-by-installments: Free marketing – partners will get additional marketing

  Accepted in all major retail segments exposure as part of our marketing efforts

  One-stop credit approval Merchant gets 100% revenue at a time of transaction, paying back the commission later

©SOVEST

USE CASE

Potential estimated market size – over 7 million users by 2025

Short-term credit	Lower credit limits	Average ticket
1 – 12 months/installments	**50**k ₽ Moscow **35**k ₽ Regions	**3 200** ₽ average basket across partners pool

Expected customers behavior types

Savers

Earning interest on own funds in deposit while paying with an installment card

Smart Shoppers

Shopping more without overpaying banks on credit cards

Unscheduled

Accidental shopping: necessities replacement, gifts and presents

Partnered Merchants - large retailers and retail chains including:

Consumer Electronics

SAMSUNG, М.Видео, Юлмарт

Appliances & Consumer Staples

BILLA, OBI, Перекресток, Hoff, LEGO, Шатура

Fashion and Apparel

lamoda, FINN FLARE, TJ COLLECTION, mascotte, Nike, SUNLIGHT, VALTERA

Restaurants and Gas Stations

Burger King, Газпром нефть, Шоколадница

10

©SOVEST

MARKET OPPORTUNITY & INTERNATIONAL PEERS

Market Potential	2015	2020F	2025F
GDP dynamic[1]	-3.7%	1.9%	3.8%
Total population (mm)[2]	146	148	150
Economically active population[3]	82	80	78
Creditable population[4] (total available market)	57	58	58
Reachable clients[4]	44	47	49
Share of reachable audience		9%	15%
Our target		**4**	**8**

- ✓ Russian market shows pessimistic macro trends: stagnating GDP, shrinking consumer disposable income
- ✓ Retailers strive to maintain turnover
- ✓ Customers are in need of low cost funding and don't trust the banking system thus prefer zero cost credit, which is the cheapest way to maintain their consumption level
- ✓ Alike products have great success in Belarus, Kazakhstan and Latin America

Interest funded by merchant					Interest funded by both consumer and merchant	
Belarus	**Azerbaijan**	**Serbia**	**Australia**	**Mid & SE Asia**	**Turkey**	**Brazil**
Installment cards account for 25% share of sales at partnered merchants	Installment cards currently account for 80% of total credit cards in circulation	Installments represents an additional service, which may (but not necessarily) be used	0% installment plans are formalized as «Promotional offers»	Banks offer interest-free installment options in line with other benefits	Installment cards account for 35% of total credit card amounts	60% of Brazilians have been or still are in installment debt
Key players						
MTBank VTB Belarus	Unibank Bank of Baku YapiKredi Bank Bank Respublika	Komercijalna banka ad Beograd	Latitude Group (ex-GE Money) HSBC ANX Bank	Saudi Arabia, SABB Hong Kong, HSBC Singapore, OCBC Philippines, Citibank	Gencallar Garanti Bank Finansbank İş Bankası	Banco do Brazil Itaú Bradesco Caixa

[1] NRU-HSE Development Center Consensus Forecast, August 2016
[2] Demographic Policy of the Russian Federation until 2025
[3] Demoscope
[4] Company Estimates

11

SOVEST

KEY FIGURES

Why QIWI?

   Existing banking infrastructure – the

Forecast 2020 project is made on the QIWI bank infrastructure decreasing time-to- Credit portfolio, (RUB bn), EOP 35-40 market (QIWI Bank serves as the Average credit duration, months 2 – 3 issuing bank) POS transactions volume, (RUB bn) 250-300

   Well known brand name, existing Cost of Risk 10% – 12% consumer base – marketing for clients Target Net Commission 6-7% already familiar with QIWI will make Target Net Revenue, (RUB bn) 15-20 amassing initial client base faster Target Adjusted EBITDA1 margin 30-35%

   Synergies with existing business –installment payments can be made via

QIWI Wallet and/or kiosk network Expected Cost 2016, (RUB mm) 200

   Technology and Payments expertise –

Net Income Effect 2017, (RUB bn) -1.4 experience in customer focused payment solutions (mobile app, web, processing, etc.)

1 Target Adjusted EBITDA margin is calculated based on Net Revenue

Financial Overview

Key Financial Indicators for 2015 and 9M 20161

Payment Volume Average Net Revenue Yield2 Adjusted Net Revenue3

(RUB bn) (RUB mm)

10 228

859

8 836

2 706

7 790

7 569

645 1,37% 2 321 626

24% CAGR

3% decline

21% CAGR

3% growth

608 1 669 1,28% 6 168 2 018 561 1,21% 1,19% 1,10% 1 848

7 522

6 515

6 121

5 551

4 320

2013 2014 2015 9M 2015 9M 2016 2013 2014 2015 9M 2015 9M 2016 2013 2014 2015 9M 2015 9M 2016

1 Including Contact and Rapida financial results starting June 2015. Payment net revenue

2 Defined as adjusted net revenue divided by total payment volume. Other net revenue

3 Calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back compensation to employees and related taxes.

High Operating Leverage

Low incremental opex (as % of net revenue)1 SG&A structure

1,875 bps of Operation Efficiency

(RUB mm)

3 469

3 082 63,6%

1 068

2 678

742

55,6%

2 323

763 242 2 197 51,7% 513 553

24% 465 21%

172

45,5% 100 5% 44,9% 178 8% 648 400 478 41,6% 20% 461 21% 468 38,7%

1 511

1 343 1 349 48% 53%

1 124 1 171

2011 2012 2013 2014 2015 9M 2015 9M 2016 2013 2014 2015 9M 2015 9M 2016

Payroll, related taxes and other Office related expenses(2) personnel expenses

Advertising and related expenses Other(3)

1Operating expenses defined as adjusted net revenue less adjusted EBITDA. Represents % of SG&A

2 Includes rent of premises and related utility expenses and office maintenance expenses.

3 Includes bad debt expense, telecommunication and internet expenses, travelling and representation expenses, professional fees, other tax expenses, bank services, offering expenses and other operating expenses.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA1

47% CAGR

8% growth

(RUB mm) Margin

5 640

61,3%

4 818 58,4% 4 775 55,1%

4 424 54,5%

48,3%

2 978 44,4%

1 851 36,4%

1 183

2011 2012 2013 2014 2015 9M 2015 9M 2016

¹ Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for (loss) gain from discontinued operations, share of loss of an associate, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, corporate costs allocated to discontinued operations and gain from bargain purchase. Includes impact of revenue derived from inactive accounts.

Sustainable and Compelling Earnings Growth

Adjusted Net Profit1

(RUB mm)

4 142

3 774

3 496

3 283

2 174

1 306

721

2011 2012 2013 2014 2015 9M 2015 9M 2016

55% CAGR 15% growth

¹ Defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on those excluded items.

Appendix

QIWI’s Product Strategy

Access & Obtain Funds Pay & Remit “Bank for un- and under-banked”

Pay for goods and services via online and offline channels Get easier and friendlier access to Remit money cheaper funds

Invest & Gain Funds Innovate

Use cutting edge technological

Benefit from technological services to get your money advances and lead the market working

QIWI is Focused on Disrupting the Market with Omni Channel Infrastructure

Expand the suite of services Attract unbanked and underbanked customers

   Low barriers to start using the    New Services for customers service   New Apps and web optionality   Focus on Point-of-Market-Entry   New Funding Sources   P2P infrastructure   Expansion of distribution channels    Roll out of successful international models to our core market

Innovate through R&D Expand ecosystem for SMBs

   R&D and technological angle   Strategic acquisitions of market

   Offer a broad range of payment share or loyalty through organic options development and M&A

   Enrich and expand user base   Search for synergies   Develop and spread ancillary    Expansion of distribution channels services   QIWI ventures

Pay and Remit

Payments

- Develop and innovate core products leveraging existing network
- Offer new services and increased functionality
- Introduce additional apps for targeted categories of payments for example:
  - Car payments – taxes, insurance, fines
  - Home payments – utility bills, internet bills, taxes, insurance
- Offer technological advancements on consumer and merchant sides of our network
- Increase loyalty and usage of existing customers
- Increasing user satisfaction

Money Remittance

- Develop and promote different money remittance channels
- Optimize existing infrastructure
- Offer advanced technological solutions for money transfers of any size and nature

Technology is:

✓ Affordable

✓ Convenient

✓ Transparent

E-money payments in Russia are forecasted to growth with a CAGR of 10%[1]

(RUB bn)


705
805
901
990
1 071
1 144
2015
2016E
2017E
2018E
2019E
2020E

[1] Source: J'son and Partners; data as of June 2016

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Access and Obtain Funds

“Bank for un- and under- banked”

QIWI as a source of funds for the customer Technology is:

As market is moving towards shared 45% Of Russians   Affordable economy we see that we can provide participate in   Convenient customers with more affordable, convenient, transparent, honest and informal lending1  Transparent engaging instrument to finance their daily needs 35% gave out a

Focusing on our core small check short loan – RUB 18.5k term markets and leveraging existing per year on network and infrastructure we are able to average1 provide funds to our customers through different online channels: 28% took a loan –   Installments RUB 20.1K per year    Platform for banks and other financial on average1 institutions

1 Source: NAFI Analytical Center, Cooperation to increase the level of financial literacy and financial education of Russian population, July 2016

Invest and Gain Funds

QIWI as a technological investment tool

With more ways to save and earn we want to give small check retail consumers opportunity to participate in larger financial markets, invest, manage funds and save online.

By leveraging our existing platform, partnering with other market players and engineering proprietary services we aim to provide our customers with additional sources of funds.

- Trade with QIWI Exchange
- Use savings options
- P2P platform
- Invest with QIWI crowdfunding platform

Although the number of MOEX retail clients has reached nearly 1 million unique accounts in 2015 it is still less than 1% of working-age population in Russia

Number of MOEX unique users – physical persons, residents[1]
(in thousands)


695,8
751,1
796,1
838,2
906,4
982,0
2010
2011
2012
2013
2014
2015

Technology is:

- ✓ Affordable
- ✓ Convenient
- ✓ Transparent

[1] Source: MOEX Group, NAUFOR research

23

Innovate

QIWI as a fintech innovator Technology is:

We want to envision the future before anyone QIWI Venture serves as a   Affordable else does so we believe it is important to focus on platform to tap the whole Convenient

R&D to optimize existing infrastructure and create range of new cutting edge new innovative solutions. projects, technologies and   Transparent ideas We focus on the following fields:   Leadership in crypto and block chain technological solutions   Shipping and delivery integration   New generation self service kiosks   New generation IT-driven scoring models utilizing our massive consumer data

©SOVEST

Risk process — credit limits approval

IMPLEMENTED

- Credit reports from Credit Bureaus — RR 10%
- Scores from Credit Bureau — RR 30%
- SAS Algorithms — RR 20%
- Antifraud systems and scores from Credit Bureau, Migration Department, Usher Department Social Links — RR 10%

COR (DR)=15%
AR=30%

- Manual verification

+AR=10%

COR (DR) 15%
AR=40%

3rd stage (2017)

+

- Own Scoring systems
- Mobile operators
- Geolocations
- QIWI transaction

+AR=5%
–COR (DR)=3-5%

COR (DR) 10-12%%
AR=45%

RR – Reject Rate   AR – Approval Rate   COR – Cost of Risk   DR – Default Rate

25